Exhibit 99.2

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel      :+91 40 4900 2900
Fax     :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

November 30, 2019

The General Manager, Corporate Relations Department, BSE Limited, P. J. Towers, Dalal Street, Mumbai – 400001	The Manager, The Listing Department, National Stock Exchange of India Limited, Exchange Plaza, C-1, Block G, Bandra Kurla Complex, Bandra East, Mumbai – 400051

Scrip Code: 500124	Symbol: DRREDDY-EQ

Dear Sir / Madam,

Subject: Notice of the Meeting of the Unsecured Creditors of Dr. Reddy’s Laboratories Limited to be convened pursuant to the directions of the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (‘Tribunal’)

Further to our intimation dated November 25, 2019 and pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and first proviso to Section 230(3) of the Companies Act, 2013, we hereby enclose a copy of the Notice convening the Meeting of the Unsecured Creditors along with the Explanatory Statement.

In accordance with the Order of the Hon’ble Tribunal dated November 22, 2019, passed in the Company Scheme Application No. CA(CAA) No. 231/230/HDB/2019, a Meeting of the Unsecured Creditors of the Company is being convened on Thursday, January 2, 2020 at 3.00 P.M.(IST) at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500034, Telangana, India, for the purpose of considering and if thought fit, to approve, with or without modification(s) the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (‘Amalgamating Company’) and Dr. Reddy’s Laboratories Limited (‘Amalgamated Company’) and their respective shareholders pursuant to provisions of Sections 230-232 read with section 66 and other relevant provisions of the Companies Act, 2013 and rules framed thereunder. The Company has provided the facility of voting through ballot/polling paper at the venue of the meeting.

The said Notice along with the Explanatory Statement and Annexures is also available on website of the Company at https://www.drreddys.com/investors/investor-services/amalgamation/.

This is for your information and records.

Thanking You

Yours faithfully

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)

Enclosure: Copy of Notice convening the Meeting of the Unsecured Creditors along with the Explanatory Statement.

DR. REDDY’S LABORATORIES LIMITED

CIN: L85195TG1984PLC004507

Registered Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034,

Tel : +91 40 4900 2900 • E-mail: shares@drreddys.com • Website: www.drreddys.com

MEETING OF THE UNSECURED CREDITORS OF

DR. REDDY’S LABORATORIES LIMITED (“Company”)

(convened pursuant to an Order dated 22nd day of November, 2019 passed by the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad)

Meeting:

Day	Thursday
Date	January 2, 2020
Time	3.00 p.m.
Venue	The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India

INDEX

Sr. No.	Contents	Page No.
1

Notice of meeting of the Unsecured Creditors of Dr. Reddy’s Laboratories Limited to be convened by the Order of the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad dated 22nd day of November, 2019 under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

4-6
2

Explanatory Statement under Sections 230(3), 232(1), 232(2) and 102 and other applicable provisions of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

7-22
3

Annexure 1

Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (“Amalgamating Company”) and Dr. Reddy’s Laboratories Limited (“Amalgamated Company”) and their respective shareholders pursuant to provisions of Sections 230-232 read with section 66 and other relevant provisions of the Companies Act, 2013 and rules framed thereunder.

23-42
4	Annexure 2 Share Exchange Report dated July 29, 2019 issued by N. S. Kumar & Co., Chartered Accountants.	43-48
5	Annexure 3 Fairness Opinion dated July 29, 2019 issued by Keynote Financial Services Limited on the Share Exchange Ratio.	49-52
6	Annexure 4 Complaints Report dated September 5, 2019 submitted by Dr. Reddy’s Laboratories Limited to BSE Limited (“BSE”).	53-54
7	Annexure 5 Complaints Report dated September 21, 2019 submitted by Dr. Reddy’s Laboratories Limited to National Stock Exchange of India Limited (“NSE”).	55-56
8	Annexure 6 Observation letter dated October 11, 2019 received from BSE Limited.	57-58
9	Annexure 7 Observation letter dated October 11, 2019 received from National Stock Exchange of India Limited.	59-60
10	Annexure 8 Report adopted by the Board of Directors of Dr. Reddy’s Holdings Limited in its meeting held on July 29, 2019 pursuant to the provisions of Section 232(2)(c) of the Companies Act, 2013.	61-62
11	Annexure 9 Report adopted by the Board of Directors of Dr. Reddy’s Laboratories Limited in its meeting held on July 29, 2019 pursuant to the provisions of Section 232(2)(c) of the Companies Act, 2013.	63-65
12

Annexure 10

Abridged prospectus providing information pertaining to the unlisted entity i.e. Dr. Reddy’s Holdings Limited, Amalgamating Company involved in the scheme as per the format specified in Part E of Schedule VI of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 (the ‘ICDR Regulations’).

66-73
13	Annexure 11 Audited Financial Statements of Dr. Reddy’s Holdings Limited as on March 31, 2019.	74-103
14	Annexure 12 Audited Standalone Financial Statements of Dr. Reddy’s Laboratories Limited as on March 31, 2019.	104-195
15	Annexure 13 Unaudited Financial Statements of Dr. Reddy’s Holdings Limited for the period ended September 30, 2019.	196-217
16	Annexure 14 Unaudited Standalone Financial Results of Dr. Reddy’s Laboratories Limited for the quarter and half year ended September 30, 2019.	218-222
17	Proxy Form	223
18	Attendance Slip	225
19	Route map for the venue of the meeting	226

Notice of Unsecured Creditors Meeting	3

BEFORE THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL

HYDERABAD BENCH AT HYDERABAD

COMPANY SCHEME APPLICATION NO. CA (CAA) No. 231/230/HDB/2019

IN THE MATTER OF THE COMPANIES ACT, 2013;

AND

IN THE MATTER OF THE SECTIONS 230-232 READ WITH SECTION 66 AND ALL OTHER APPLICABLE

PROVISIONS OF THE COMPANIES ACT, 2013

AND

IN THE MATTER OF SCHEME OF AMALGAMATION AND ARRANGEMENT

AMONG

M/S. DR. REDDY’S HOLDINGS LIMITED

(THE ‘AMALGAMATING COMPANY’)

AND

M/S. DR. REDDY’S LABORATORIES LIMITED

(THE ‘AMALGAMATED COMPANY’)

AND

THEIR RESPECTIVE SHAREHOLDERS

Dr. Reddy’s Laboratories Limited

CIN: L85195TG1984PLC004507

Company incorporated under the Companies

Act, 1956, having its registered office at

8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034

..... Applicant/Amalgamated Company

4	DR. REDDY’S LABORATORIES LIMITED

NOTICE CONVENING THE MEETING OF THE UNSECURED CREDITORS

OF DR. REDDY’S LABORATORIES LIMITED

To,

The Unsecured Creditors of

Dr. Reddy’s Laboratories Limited

(the ‘Applicant/Amalgamated Company’/’Company’)

Notice is hereby given that by an Order dated 22nd day of  November, 2019 (the “Order”), the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (‘NCLT’ or ‘Tribunal’) has directed a meeting to be held of the Unsecured Creditors of the Applicant/Amalgamated Company for the purpose of considering, and if thought fit, approving, with or without modification(s), the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (‘DRHL’ or the ‘Amalgamating Company’) and Dr. Reddy’s Laboratories Limited (‘DRL’ or the ‘Amalgamated Company’) and their respective shareholders (‘Scheme’).

In pursuance of the said Order and as directed therein, further notice is hereby given that a meeting of the Unsecured Creditors of the Applicant/Amalgamated Company will be held at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India on Thursday, January 2, 2020 at 3.00 p.m. at which time and place you are requested to attend, consider and, if thought fit, to approve with or without modification(s), the following Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 230-232 read with Section 66, of the Companies Act, 2013, read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other applicable rules and regulations made thereunder, applicable provisions of the Securities and Exchange Board of India (“SEBI”) Act, 1992  read with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), applicable provisions of the Foreign Exchange Management Act, 1999 read with relevant rules and regulations thereon and other applicable provisions, if any, enabling provisions of the Memorandum and Articles of Association of the Company, subject to requisite approval of jurisdictional National Company Law Tribunal (“NCLT’/’Tribunal’), and other regulatory  or government bodies/tribunals  or institutions as may be applicable, and subject to such conditions and modifications as may be prescribed or imposed by the Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors (‘Board’) of the Company and subject to approval of Equity Shareholders, the arrangement embodied in the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (the ‘Amalgamating Company’) and Dr. Reddy’s Laboratories Limited (the ‘Amalgamated Company’) and their respective shareholders (‘Scheme’) placed before this meeting and initialled by the Chairperson of the meeting for the purpose of identification, be and is hereby approved by the Unsecured Creditors of the Company.

RESOLVED FURTHER THAT the Board or any other person authorized by the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the NCLT and/or other authorities while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any questions or doubts or difficulties that may arise including passing of such accounting entries and/or making such adjustments in the books of accounts as considered necessary in giving effect to the Scheme, as the Board may deem fit and proper”

TAKE FURTHER NOTICE THAT you may attend and vote at the said meeting in person or by proxy provided that the prescribed form of proxy, duly signed by you, is deposited at the registered office of the Applicant/Amalgamated Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India, not later than 48 (forty eight) hours before the time fixed for the aforesaid meeting. The form of proxy, if required, can be obtained free of charge from the registered office of the Applicant/Amalgamated Company or can be downloaded from the website of the Applicant/Amalgamated Company.

The Hon’ble Tribunal has appointed Mr. D. Narendar Naik, Advocate, to be the Chairperson of the said meeting including for any adjournment or adjournments thereof.

The Scheme, if approved in the aforesaid meeting, will be subject to the subsequent approval by the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad.

Notice of Unsecured Creditors Meeting	5

Copies of the Scheme and of the Explanatory Statement, under Sections 230(3), 232(1), 232(2) and 102 of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, along with the enclosures as indicated in the Index, can be obtained free of charge at the registered office of the Applicant/Amalgamated Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India.

Sd/-

D. Narendar Naik

Chairperson appointed for the meeting

Dated this 26th day of November, 2019

Place: Hyderabad

Notes:

1.

The statement pursuant to Sections 230(3), 232(1), 232(2) and 102, any other applicable provisions of the Act, the rules made thereunder, SEBI Listing Regulations stating all material facts and the reasons thereof for the proposed resolution, forming part of this Notice, is annexed herewith.

2.

AN UNSECURED CREDITOR ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY/PROXIES TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY/PROXIES SO APPOINTED NEED NOT BE AN UNSECURED CREDITOR OF THE COMPANY. THE FORM OF THE PROXY DULY COMPLETED SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE TIME FIXED FOR THE AFORESAID MEETING.

3.	Form of Proxy is annexed to this Notice and can also be obtained from the registered office of the Company or downloaded from the website of the company.

4.	All alterations made in the Form of Proxy should be initialled.

5.

An Unsecured Creditor or his proxy or authorized representative, as the case may be, attending the meeting, is requested to bring the copy of the notice to the meeting and produce the Attendance Slip, duly completed and signed at the entrance of the meeting venue.

6.

An individual Unsecured Creditor or the authorized representative of the Unsecured Creditor (in case such Unsecured Creditor is a body corporate) or the proxy should carry a copy of their valid and legible identity proof (i.e. PAN Card/Aadhaar Card/Passport/Driving License/Voter ID Card) to the meeting.

7.

The authorised representative of a Body Corporate, which is a registered Unsecured Creditor of the Company may attend and vote at the meeting, provided a certified true copy of the resolution of the Board of Directors or other governing body of such Body Corporate authorizing such a representative to attend and vote at the meeting is deposited at the registered office of the Company not later than 48 hours before the scheduled time of the commencement of the meeting.

8.

Unsecured Creditors whose names appear on the Register of Unsecured Creditors and to whom the Company owes a debt of more than INR 5,00,000 (Rupees Five Lakhs) as on Saturday, August 31, 2019, (“cut-off date”) will be considered for the purpose of voting.

9.	The voting rights of Unsecured Creditors shall be in proportion to the principal amount due to the Unsecured Creditors as on the cut-off date.

10.

In accordance with the provisions of Section 230 read with Section 232 of the Companies Act, 2013, the Scheme shall be acted upon only if majority of persons representing three-fourth in value of the Unsecured Creditors of the Company, voting by way of Ballot/Polling papers at the meeting, agree to the Scheme.

11.	The Notice convening the aforesaid meeting will be published through advertisement in newspapers as directed by the Hon’ble Tribunal.

12.

As directed by the Tribunal, Ms. K. Sree Ramya Munipalle, Advocate has been appointed as the Scrutinizer for the said meeting of the Unsecured Creditors for conducting the voting through Ballot/Polling Paper process in a fair and transparent manner. The Scrutinizer will submit her report to the Chairperson of the meeting after the completion of scrutiny, and the result of the voting shall be displayed at the registered office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India. The result would be intimated to the Stock Exchanges where the Company’s securities are listed, and displayed on the Company’s website https://www.drreddys.com/investors/investor-services/amalgamation/ along with the Scrutinizer’s report within 48 hours from the conclusion of the meeting.

13.

The material documents, referred to in the Explanatory Statement will be available for inspection at the registered office of the Company during working hours on all working days from the date of dispatch of the Notice up to the date of the meeting.

14.

Any queries/grievances in relation to the voting may be addressed to Mr. Sandeep Poddar, Company Secretary of the Applicant/Amalgamated Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India or through email at shares@drreddys.com or can also be contacted at 040-4900 2900.

6	DR. REDDY’S LABORATORIES LIMITED

BEFORE THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL

HYDERABAD BENCH AT HYDERABAD

COMPANY SCHEME APPLICATION NO. CA (CAA) No. 231/230/HDB/2019

IN THE MATTER OF THE COMPANIES ACT, 2013;

AND

IN THE MATTER OF THE SECTIONS 230-232 READ WITH SECTION 66 AND ALL OTHER APPLICABLE

PROVISIONS OF THE COMPANIES ACT, 2013

AND

IN THE MATTER OF SCHEME OF AMALGAMATION AND ARRANGEMENT

AMONG

M/S. DR. REDDY’S HOLDINGS LIMITED

(THE ‘AMALGAMATING COMPANY’)

AND

M/S. DR. REDDY’S LABORATORIES LIMITED

(THE ‘AMALGAMATED COMPANY’)

AND

THEIR RESPECTIVE SHAREHOLDERS

Dr. Reddy’s Laboratories Limited

CIN: L85195TG1984PLC004507

Company incorporated under the Companies

Act, 1956, having its registered office at 8-2-337,

Road No. 3, Banjara Hills, Hyderabad - 500034

.... Applicant/Amalgamated Company

EXPLANATORY STATEMENT UNDER SECTION 230(3), 232(1) AND 232(2) AND 102 OF THE COMPANIES ACT, 2013 READ WITH RULE 6 OF THE COMPANIES (COMPROMISES, ARRANGEMENTS AND AMALGAMATIONS) RULES, 2016

1.

Pursuant to the Order dated 22nd day of November, 2019, passed by the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (the ‘NCLT’/‘Tribunal’), in Company Scheme Application No. CA (CAA) No. 231/230/HDB/2019 (‘Order’), a meeting of the Unsecured Creditors of Dr. Reddy’s Laboratories Limited is being convened at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India on Thursday, January 2, 2020 at 3.00 p.m., for the purpose of considering, and if thought fit, approving, with or without modification(s), the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited (hereinafter referred to as ‘DRHL’ or ‘Amalgamating Company’ as the context may admit) and Dr. Reddy’s Laboratories Limited (hereinafter referred to as ‘DRL’ or ‘Amalgamated Company’ or ‘Applicant/Amalgamated Company’ as the context may admit) and their respective shareholders (the “Scheme”) under Sections 230-232 and other applicable provisions of the Companies Act, 2013. DRHL and DRL are together referred to as the ‘Companies’. A copy of the Scheme, which has been, inter alia, approved by the Board of Directors of the Applicant/Amalgamated Company at its meeting held on July 29, 2019, is enclosed herewith.

Notice of Unsecured Creditors Meeting	7

Capitalized terms used herein but not defined shall have the meaning assigned to them in the Scheme, unless otherwise stated.

2.

In terms of the said Order, the quorum for the meeting of the Unsecured Creditors of the Applicant/Amalgamated Company is fixed at 30, present in person or proxy. Further, in terms of the said Order, Hon’ble Tribunal has appointed Mr. D. Narendar Naik as the Chairperson of the said meeting, including for any adjournment thereof.

3.

The Order further directs the convening of the meeting of the Equity Shareholders of the Applicant/Amalgamated Company at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India on Thursday, January 2, 2020 at 11.00 a.m. to consider the Scheme.

4.

This statement is being furnished under sections 230(3), 232(1) and 232(2) and 102 of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

5.

The Chairperson shall have all powers under the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 in relation to the conduct of the meeting, including for deciding procedural questions that may arise before or at any adjournment thereof or any other matter including an amendment to the Scheme or resolution, if any, proposed at the meeting by any person(s).

6.

In accordance with the provisions of sections 230-232 of the Companies Act, 2013, the Scheme shall be acted upon only if a majority in number representing three-fourths in value of the Unsecured Creditors of the Applicant/Amalgamated Company, voting in person, or proxy, as the case may be, agree to the Scheme.

PARTICULARS OF DR. REDDY’S HOLDINGS LIMITED (“DRHL”/“AMALGAMATING COMPANY”)

7.

Dr. Reddy’s Holdings Limited, a public company limited by shares, was incorporated under the Companies Act, 1956 on July 12, 1994, under corporate identity number U67120TG1994PLC017906 and having its registered office at 7-1-27, Ameerpet, Hyderabad - 500016, Telangana, India. The Amalgamating Company was initially incorporated as a private limited company by the name of “Dr. Reddy’s Holdings Private Limited”. Further, it became a public limited company with effect from May 4, 2009 and the name of the Amalgamating Company was changed to “Dr. Reddy’s Holdings Limited”. DRHL is engaged inter alia, in business of holding investments. Further, it holds 24.88% (as on March 31, 2019) of the equity share capital of the Amalgamated Company. There has been no further change in the name of DRHL in the last five (5) years. The Permanent Account Number of the Amalgamating Company is AAACD7741A. Email id of the Amalgamating Company is sanjeevarg@drreddys.com. The equity shares of DRHL are not listed on any stock exchanges.

8.	The objects for which the Amalgamating Company has been established are set out in its Memorandum of Association. The main objects of Amalgamating Company are, inter alia, as follows:

“1.

To manufacture, refine, purchase, sell, prepare, import, export all classes and kinds of drugs Including pharmaceutical preparations and formulations, fine chemicals, raw materials and intermediaries for drugs and all other pharmaceuticals such as tablets, injectables, syrups, powers, ointments, aerosols, capsules and liquids for human consumption.

2.

To carry on the business of manufacture, buy sell, export, import and treat and deal in kinds of chemicals, biological, cosmetics, insecticides, agrochemicals, pesticides, dyestuffs and other intermediaries.

3.

To carry on research, undertake, develop, promote engage in all kinds of research and development and setup laboratories and other facilities by maintaining the resting and to develop new products and substitute for imported products and render all technical assistance either monetary or otherwise as may be required for that purpose.

4.

To carry on the business of an investment and holding company without prejudice to the generality of the foregoing to buy, underwrite, invest in and acquire and hold, sell and deal in shares, stocks, debentures, debenture - stock, bonds obligations and securities issued or guaranteed by any company constituted or carrying on business in India or elsewhere and debenture - stock, bonds obligations and securities, issued or guaranteed by any company constituted or carrying on business in India or elsewhere and debenture - stock, bonds obligations and securities, issued or guaranteed by any Government. State dominions, Sovereign, Rules, Commissioners, Public body of authority, Supreme, Municipal, local are otherwise, firm or person whether in India or elsewhere and to deal with and turn to account the same, provided always that no purchase or investment imposing unlimited liability on the company shall be made.

5.

To buy, sell, market or otherwise deal in shares, stocks, securities, bonds, debentures, deposits, certificates, units of other investment or saving instrument and make investment in such and related business.”

8	DR. REDDY’S LABORATORIES LIMITED

9.	The Authorised, Issued, Subscribed and Paid up Share Capital of Amalgamating Company as on March 31, 2019 was as under:

Particulars	Amount (INR)
Authorized Capital
25,00,000 Equity Shares of INR 100 each	25,00,00,000
Total	25,00,00,000
Issued, Subscribed and Paid-up
8,04,080 Equity Shares of INR 100 each	8,04,08,000
Total	8,04,08,000

Subsequent to March 31, 2019, there has been no change in the authorized, issued, subscribed and paid-up share capital of Amalgamating Company.

10.

Amalgamating Company holds 4,13,25,300 (Four Crores Thirteen Lakhs Twenty Five Thousand and Three Hundred) equity shares of INR 5 each (24.88%) in DRL. Upon amalgamation of Amalgamating Company and Amalgamated Company, these equity shares will stand cancelled and 4,13,25,300 (Four Crores Thirteen Lakhs Twenty Five Thousand and Three Hundred) fully paid up equity shares of the face value of INR 5 each of the Applicant/Amalgamated Company shall be issued and allotted as fully paid up equity shares to the equity shareholders of the Amalgamating Company, in proportion to their holding of 8,04,080 fully paid up equity shares of the face value of INR 100 each in the Amalgamating Company as provided in the Scheme.

PARTICULARS OF DR. REDDY’S LABORATORIES LIMITED (“DRL”/”AMALGAMATED COMPANY”)

11.

Dr. Reddy’s Laboratories Limited is a public company, limited by shares, incorporated under the Companies Act, 1956 on February 24, 1984, under corporate identity number L85195TG1984PLC004507 and having its registered office at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India. It was initially incorporated as a private limited company by the name of “Dr. Reddy’s Laboratories Private Limited”. Further, it became a public limited company pursuant to the fresh certificate of incorporation dated December 6, 1985 and the name of the Amalgamated Company was changed to “Dr. Reddy’s Laboratories Limited”. There has been no further change in the name of DRL in the last five (5) years. The Permanent Account Number of the Applicant/Amalgamated Company is AAACD7999Q. Email id of the Applicant/Amalgamated Company is shares@drreddys.com. The equity shares of the Applicant/Amalgamated Company are listed on the BSE and the NSE and its American Depository Receipts are listed on the New York Stock Exchange Inc. (“NYSE”). DRL is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - pharmaceutical services and active ingredients, global generics and proprietary products, DRL offers a portfolio of products and services including active pharmaceutical ingredients, custom pharmaceutical services, generics, biosimilars and differentiated formulations.

12.	The objects for which Applicant/Amalgamated Company has been established are set out in its Memorandum of Association which inter alia are as follows:

“1.	To carry on the business of manufacture, sell, deal, export and import in all types of Chemicals, Drugs, Pharmaceuticals, Pesticides and Dyestuffs and other intermediaries.

2.	To carry on the research and developmental activities to develop new products and substitute for imported products and to develop and maintain testing house and laboratory for own use and for others.

3.	To carry on the business of Consulting Engineers in chemical, Pharmaceutical and Dyestuff Industries.

4.	To carry on the business of Manufacturer, Exporter, Importer, Whole Sale and Retails Sellers, Dealers in and to do Research and Development in Dermocosmetic products and its intermediates.

5.

To carry on and undertake the business of investing its funds in equity and preference shares, stocks, bonds debentures (convertible and non-convertible) of new projects and securities of all kinds and every description of well established and sound companies, to subscribe to capital issues of joint stock companies, ventures, industries, units, trading concerns whether old or new as the company may think fit and to assist them by granting financial accommodation by way of loans/advances to industrial concerns and to assist Industrial enterprises in creation, expansion and modernisation upon terms whatsoever and to act as finance brokers, merchants and commission agents and to deal in Govt. securities including Govt. bonds, loans, National savings certificates, post office, saving schemes, units of investments, etc., including units of Unit Trust of India.

Notice of Unsecured Creditors Meeting	9

6.

To promote industrial finance, deposit or lend money, securities and properties to or with any company body corporate, firm, person or association whether falling under the same management or otherwise, in accordance with and to the extent permissible under the provisions contained in Sections 370 & 372 of the Companies Act, 1956, with or without security and on such terms as may be determined from time to time. However, the Company shall not carry on the business of Banking as defined under the Banking Regulation Act, 1949; and to carry on and undertake the business of finance, investment and trading, hire purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire of all kinds of plant and machinery and equipment that the Company may think fit and to assist in financing operations of all and every kind of description of hire purchase or deferred payment or similar transactions and to subsidise finance or assist in subsidising or financing the sale and maintenance of any goods, articles, or commodities of all and every kind of description upon any terms whatsoever and to purchase or otherwise deal in all forms of immovable and movable property including lands and buildings, plant and machinery, Equipment, ships, aircraft, automobiles computers and all consumer, commercial and industrial items and to lease or otherwise deal with them in any manner whatsoever including release thereof regardless of whether the property purchase and lease be new and/or used.

7.

To provide a package of investment/merchant banking services by acting as managers to Public Issue Securities, by underwriting Securities, act as Issue House and to carry on the business of Registrars to investment schemes, Money Managers to secure and extend market support by conducting surveys, collecting data, information and reports and to act as general traders and agents, to carry on the agency business and warehousing indenting and dealership of business.

8.

To carry on the business of manufacturing, buying, selling, importing, exporting of and generally dealing in all types of surgical, medical, dental and scientific equipment, instruments and accessories, and diagnostic kits and Re-agents diagnostic equipments, healthcare aids and accessories, healthcare products and instruments and to carry on research and development of healthcare including diagnostic systems.

9.

To establish, run and maintain hospitals, diagnostic centers, nursing homes, mobile medical service centers and any medical and healthcare institutions and to promote research and development in these areas.

10.

To carry on the business as exporters and dealers in all kinds of electronic and electrical equipments, devices, and components including computers, video terminals, computer peripherals, data processing systems, export systems, uninterruptible power supply systems medical equipments and all kinds of electronic assemblies, sub-assemblies and components; telecommunication equipments devices and accessories used in communication; all types of office equipments including photocopiers, airconditioners, water and aircoolers, fire and burglar alarms accounting machines, cash registers and electronic point of sales systems and domestic appliances like radios televisions, refrigerators; heaters, cooking range etc., and to develop systems software and provide consultancy, maintenance and service support and to promote research and development in all the above fields.”

There has been no change in the Objects clause of DRL in the last 5 years.

13.	The Authorised, Issued, Subscribed and Paid up Share Capital of the Applicant/Amalgamated Company as on March 31, 2019 was as under:

Particulars	Amount (INR)
Authorized Capital
24,00,00,000 Equity Shares of INR 5 each	120,00,00,000
Total	120,00,00,000
Issued Capital
16,60,66,148 equity shares of INR 5 each	83,03,30,740
Total	83,03,30,740
Subscribed and Paid-up Capital
16,60,65,948 equity shares of INR 5 each	83,03,29,740
Total	83,03,29,740

As on March 31, 2019, the issued and paid-up share capital includes 2,34,37,729 equity shares represented by 2,34,37,729 American Depository Receipts. The American Depository Receipts are listed on the NYSE.

As on March 31, 2019, the Applicant/Amalgamated Company has 5,31,356 outstanding employee stock options, the exercise of which may result in an increase in the issued and paid-up share capital of the Applicant/ Amalgamated Company.

10	DR. REDDY’S LABORATORIES LIMITED

14.	RATIONALE OF THE SCHEME:

It is proposed to amalgamate DRHL with DRL by this Scheme, as a result of which the shareholders of DRHL viz. Promoters (as defined in the Scheme) shall directly hold shares in DRL.

The Amalgamation will lead to simplification of the shareholding structure and reduction of shareholding tiers and demonstrate direct commitment to and engagement with DRL of/by the Promoters. Further, the Amalgamation shall have no adverse implications for DRHL, DRL, or public shareholders of DRL.

The Promoter Group (as defined in the Scheme) cumulatively will continue to hold the same number of shares in DRL, pre and post the amalgamation.

All costs, charges and expenses relating to the Scheme will be borne out of the Surplus Assets (as defined in the Scheme) of DRHL. Further, any expense, if exceeding the Surplus Assets of DRHL would be borne directly by the Promoters.

The Scheme also provides that the Promoters/Indemnifying Parties (as defined in the Scheme) will jointly and severally indemnify, defend and hold harmless the Amalgamated Company, its directors, employees, officers, representatives, or any other person authorized by the Amalgamated Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Amalgamated Company on account of this amalgamation.

15.	SALIENT FEATURES OF THE SCHEME:

15.1

The Scheme is presented under Sections 230 - 232 read with Section 66 and other applicable provisions of the Companies Act, 2013 and relevant rules made thereunder as may be applicable for the amalgamation of Dr. Reddy’s Holdings Limited with Dr. Reddy’s Laboratories Limited;

15.2

“Appointed Date” means April 1, 2019 or such other date as may be approved by Hon'ble National Company Law Tribunal at Hyderabad Bench, Hyderabad, for the purposes of this Scheme and Income-tax Act, 1961;

15.3

“Effective Date” means the date on which the Scheme shall become effective pursuant to Clause 13 of the Scheme. Any references in the Scheme to “upon this Scheme becoming effective” or “effectiveness of this Scheme” or “after this Scheme becomes effective” means and refers to the Effective Date;

15.4	The Scheme further, inter alia, provides that upon the Scheme becoming effective and with effect from the Appointed Date:

(i)

all assets of the Amalgamating Company, as are movable in nature including but not limited to sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances, cash in hand, deposits, investments (including investments in securities of other companies whether, shares, stocks, debentures, units, or other similar instruments) if any, shall without any further act, instrument or deed, become the property of the Amalgamated Company;

(ii)

all debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether provided for or not in the books of account or disclosed in the balance sheets of the Amalgamating Company, shall, be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of the Amalgamated Company;

(iii)

all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses in relation to the Amalgamating Company, shall be in full force and effect on the Amalgamated Company and may be enforced as fully and effectually as if, instead of the Amalgamating Company, the Amalgamated Company had been a party thereto;

(iv)

any pending suit/appeal or other proceedings of whatsoever nature relating to the Amalgamating Company, whether by or against the Amalgamating Company, shall continue and any prosecution shall be enforced by or against the Amalgamated Company in the same manner and to the same extent as they would or might have been continued, prosecuted and/or enforced by or against the Amalgamating Company, as if this Scheme had not been made;

(v)

all employees of the Amalgamating Company, who are on its pay roll shall be engaged by the Amalgamated Company, on such terms and conditions as are no less favourable than those on which they are currently engaged by the Amalgamating Company, without any interruption of service as a result of this amalgamation and transfer;

Notice of Unsecured Creditors Meeting	11

(vi)

all statutory licenses, permissions or approvals or consents held by the Amalgamating Company required to carry on its operations shall stand transferred to and be vested in the Amalgamated Company without any further act or deed, and shall, as may be required, be appropriately mutated by the statutory authorities concerned therewith in favor of the Amalgamated Company;

(vii)	any and all registrations, goodwill, licenses appertaining to the Amalgamating Company shall stand transferred to and vested in the Amalgamated Company;

(viii)	all taxes payable by the Amalgamating Company, if any, including all or any refunds of claims shall be treated as the tax liability or refunds/claims as the case may be of the Amalgamated Company;

15.5	Conduct of the Amalgamating Company till the Effective Date:

(i)

All the profits or income accruing or arising to the Amalgamating Company or expenditure or losses arising or incurred or suffered by it with effect from Appointed Date shall for all purposes be treated and be deemed to be accrued as the income or profits or losses or expenditure, as the case may be, of the Amalgamated Company respectively, unless otherwise provided in the Scheme;

(ii)

Until the effectiveness of the Scheme, in the event the Amalgamated Company declares and distributes dividends (including interim dividends) or undertakes any Corporate Action (such as bonus issue/rights issue etc.), the Amalgamating company shall be duly entitled to the same;

(iii)

Notwithstanding anything contained in the Scheme, in the event any dividends are declared by the Amalgamated Company before the Scheme becoming effective, the Amalgamating Company being entitled to the same due to its shareholding in the Amalgamated Company, shall ensure that such entitlements are immediately distributed amongst its shareholders by way of dividends.

15.6

Upon the coming into effect of the Scheme, and in consideration of the amalgamation of the Amalgamating Company with the Amalgamated Company, the Amalgamated Company shall, without any further act or deed and without any further payment, basis the Share Exchange Report, issue and allot to the shareholders of Amalgamating Company (whose name is recorded in the register of members of the Amalgamating Company as on Record Date) equal number of equity shares as held by the Amalgamating Company in the Amalgamated Company in the following manner:

“4,13,25,300 (Four Crores Thirteen Lakhs Twenty Five Thousand and Three Hundred) fully paid up equity shares of the face value of INR 5 each of the Applicant/Amalgamated Company shall be issued and allotted as fully paid up equity shares to the equity shareholders of the Amalgamating Company, in proportion to their holding of 8,04,080 fully paid up equity shares of the face value of INR 100 each in the Amalgamating Company.”

15.7

All equity shares held by the Amalgamating Company in the share capital of the Amalgamated Company as on the Effective Date (i.e. 4,13,25,300 equity shares), shall stand cancelled, without any further act or deed, upon this Scheme becoming effective. Accordingly, the share capital of Amalgamated Company shall stand reduced to the extent of the face value of shares held by the Amalgamating Company in the Amalgamated Company.

15.8

On coming into effect of this Scheme, the authorized share capital of the Amalgamating Company shall be deemed to have been reclassified into equity shares of INR 5 (Rupees Five only) each and shall stand transferred to and be amalgamated with the authorized share capital of the Amalgamated Company without any requirement of any further act, instrument or deed on the part of the Amalgamated Company, including payment of stamp duty and fees payable to the relevant Registrar of Companies. Clause V.a. of the Memorandum of Association of the Amalgamated Company shall respectively stand substituted by virtue of the Scheme to read as follows:

“The authorized share capital of the Company is INR 145,00,00,000 (Rupees One Hundred and Forty-Five Crores only) divided into 29,00,00,000 (Twenty-Nine Crores) equity shares of INR 5/- (Rupees Five only) each”

15.9

On the Scheme becoming effective, the Amalgamated Company shall account for the Scheme in its books of accounts with effect from the Effective Date in accordance with applicable Indian Accounting Standards notified under the provisions of Section 133 and other applicable provisions of the Companies Act.

12	DR. REDDY’S LABORATORIES LIMITED

15.10

Upon this Scheme becoming effective, the Amalgamating Company shall stand dissolved, without following the procedure of winding up prescribed under the Insolvency and Bankruptcy Code, 2016, as may be applicable.

15.11

All costs, charges and expenses relating to the Scheme will be borne out of the Surplus Assets (as defined in the Scheme) of DRHL. Further, any expense, if exceeding the Surplus Assets of DRHL would be borne directly by the Promoters.

15.12	The Scheme is conditional upon and subject to:

(i)

The approval by the requisite majorities in number and value of the classes of persons, including shareholders, creditors of the Amalgamating Company and Amalgamated Company as may be directed by the NCLT under Sections 230 - 232 of the Companies Act

(ii)

The approval by the public shareholding through e-voting in terms of paragraphs 1(A)(9)(a) and 1(A)(9)(b) of Annexure 1 of SEBI circular CFD/DIL3/CIR/2017/21 dated 10th March, 2017 (including any modification or revisions thereof) and the Scheme shall be acted upon only if the votes cast by the public shareholder in favour of the Scheme are more than the number of votes cast by the public shareholders against it;

(iii)	The sanctioning of this Scheme by the NCLT, whether or not with any modifications or amendments as NCLT may deem fit or otherwise;

(iv)	The filing of the certified copies of the Orders of the NCLT with the Registrar of Companies, by the Amalgamating Company and Amalgamated Company, as the case may be;

(v)	Compliance with such other conditions as may be imposed by NCLT;

(vi)

The requisite consent, approval or permission of the Central Government or any Governmental Authorities including Stock Exchanges, Reserve Bank of India, which by law may be necessary for the implementation of this Scheme;

(vii)	Any other sanctions and orders as may be directed by the NCLT in respect of the Scheme.

The aforesaid are only the salient features of the Scheme. You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

16.	CORPORATE APPROVALS

16.1

The proposed Scheme was placed before the Audit Committee of the Applicant/Amalgamated Company at its meeting held on July 29, 2019. The Audit Committee of Applicant/Amalgamated Company in their meeting recommended the Scheme to the Board of Directors of Applicant/Amalgamated Company.

16.2

The Scheme was placed before the Board of Directors of Applicant/Amalgamated Company, at its meeting held on July 29, 2019. The report of the Audit Committee was also submitted to the Board of Directors of Applicant/Amalgamated Company. Based on the aforesaid, the Board of Directors of Applicant/Amalgamated Company approved the Scheme. The meeting of the Board of Directors of Applicant/Amalgamated Company, held on July 29, 2019, was attended by all of its directors. None of the Directors of Applicant/Amalgamated Company who attended the meeting voted against the Scheme. Thus, the Scheme was approved unanimously by the Directors of Applicant/Amalgamated Company who attended and voted at the meeting.

16.3

The Scheme was placed before the Board of Directors of Amalgamating Company, at its meeting held on July 29, 2019. The Board of Directors of Amalgamating Company unanimously approved the Scheme. The meeting of the Board of Directors of Amalgamating Company, held on July 29, 2019, was attended by all of its directors. None of the Directors of Amalgamating Company who attended the meeting voted against the Scheme. Thus, the Scheme was approved unanimously by the Directors of Amalgamating Company who attended and voted at the meeting.

17.	APPROVALS AND ACTIONS TAKEN IN RELATION TO THE SCHEME

17.1

Pursuant to the SEBI Circular read with Regulation 37 of the SEBI Listing Regulations, the Applicant/Amalgamated Company had filed the necessary applications before the BSE and NSE seeking their no-objections to the Scheme. The Applicant/Amalgamated Company has received the observation letters from BSE and NSE dated October 11, 2019 conveying their no-objection to the Scheme (“Observation Letters”). Copies of the aforesaid Observation Letters are enclosed herewith.

Notice of Unsecured Creditors Meeting	13

17.2

As required by the SEBI Circular, the Applicant/Amalgamated Company has filed the Complaints Reports with the BSE and NSE on September 5, 2019 and September 21, 2019 respectively. A copy of the aforementioned Complaints Reports are enclosed herewith.

17.3	The Companies would obtain such necessary approvals/sanctions/no objection(s) from the regulatory or other governmental authorities in respect of the Scheme in accordance with law, if so required.

17.4	The applications along with the annexures thereto (which includes the Scheme) were filed by the Companies with the Hon’ble Tribunal on October 30, 2019.

18.	CAPITAL STRUCTURE PRE AND POST AMALGAMATION AND ARRANGEMENT

18.1

The pre-amalgamation and arrangement capital structure of the Applicant/Amalgamated Company is mentioned in paragraph 13 above. Post the amalgamation and arrangement, the issued, subscribed and paid-up share capital of the Applicant/Amalgamated Company would not be impacted by the Scheme, since, post amalgamation and arrangement, the equity shares held by the Amalgamating Company shall stand cancelled and as a consideration for the amalgamation same number of shares will be issued to the equity shareholders of the Amalgamating Company.

18.2

The pre-amalgamation and arrangement capital structure of the Amalgamating Company is mentioned in paragraph 9 above. Post the amalgamation and arrangement, the Amalgamating Company shall stand dissolved without being wound-up.

19.	PRE AND POST AMALGAMATION AND ARRANGEMENT SHAREHOLDING PATTERN

19.1	The pre and post amalgamation and arrangement shareholding pattern of the Applicant/Amalgamated Company is as follows:

Particulars as on March 31, 2019			Pre-amalgamation and arrangement		Post- amalgamation and arrangement (expected)
Sr. No.	Description	Name of Shareholder	No. of shares	%	No. of shares	%
(A)	Shareholding of Promoter and Promoter Group
1	Indian
(a)	Individuals/	Mr. G V Prasad	11,17,940	0.67	11,17,940	0.67
	Hindu Undivided	G V Prasad HUF	-	-	14,25,478	0.86
	Family	K Satish Reddy HUF	-	-	55,23,677	3.33
		Mr. Satish Reddy	8,98,432	0.54	9,01,002	0.54
		Mrs. G. Anuradha	1,496	0.00	9,205	0.01
		Mrs. G.V. Sanjana Reddy	-	-	5,140	0.00
		Mrs. K. Deepti Reddy	-	-	5,140	0.00
		Mrs. K. Samrajyam	11,15,360	0.67	11,20,499	0.67
		Ms. G. Mallika Reddy	-	-	5,139	0.00
(b)	Central Government/ State Government(s)		-	-	-	-
(c)	Bodies Corporate	Dr. Reddy’s Holdings Limited	4,13,25,300	24.88	-	-
(d)	Financial Institutions/ Banks	-	-	-	-	-
(e)	Any Others	APS Trust*	-	-	3,43,45,308	20.68
	Sub Total(A)(1)		4,44,58,528	26.77	4,44,58,528	26.77

14	DR. REDDY’S LABORATORIES LIMITED

Particulars as on March 31, 2019			Pre-amalgamation and arrangement		Post- amalgamation and arrangement (expected)
Sr. No.	Description	Name of Shareholder	No. of shares	%	No. of shares	%
2	Foreign		-	-	-	-
(a)	Individuals (Non-Residents Individuals/ Foreign Individuals)		-	-	-	-
(b)	Bodies Corporate		-	-	-	-
(c)	Institutions		-	-	-	-
(d)	Any Others		-	-	-	-
	Sub Total(A)(2)		-	-	-	-
	Total Shareholding of Promoter and Promoter Group (A)= (A) (1)+(A)(2)		4,44,58,528	26.77	4,44,58,528	26.77
(B)	Public shareholding
1	Institutions
(a)	Mutual Funds/ UTI		1,51,32,031	9.11	1,51,32,031	9.11
(b)	Financial Institutions/ Banks		3,41,114	0.21	3,41,114	0.21
(c)	Central Government/ State Government(s)		-	-	-	-
(d)	Venture Capital Funds		-	-	-	-
(e)	Insurance Companies		81,74,052	4.92	81,74,052	4.92
(f)	Foreign Institutional Investors		5,13,71,769	30.94	5,13,71,769	30.94
(g)	Foreign Venture Capital Investors		-	-	-	-
(h)	Any Other – Alternate Investment Funds		4,70,455	0.28	4,70,455	0.28
	Sub-Total (B)(1)		7,54,89,421	45.46	7,54,89,421	45.46

Notice of Unsecured Creditors Meeting	15

Particulars as on March 31, 2019			Pre-amalgamation and arrangement		Post- amalgamation and arrangement (expected)
Sr. No.	Description	Name of Shareholder	No. of shares	%	No. of shares	%
2	Non-institutions
(a)	Bodies Corporate		57,25,223	3.45	57,25,223	3.45
(b)	Individuals
I	Individuals i. Individual shareholders holding nominal share capital up to INR 1 lakh		1,22,16,818	7.36	1,22,16,818	7.36
II	ii. Individual shareholders holding nominal share capital in excess of INR 1 lakh.		8,16,135	0.49	8,16,135	0.49
(c)	Any Other		39,22,094	2.36	39,22,094	2.36
	Sub-Total (B)(2)		2,26,80,270	13.66	2,26,80,270	13.66
	Total Public Shareholding (B)= (B)(1)+(B) (2)		9,81,69,691	59.12	9,81,69,691	59.12
	TOTAL (A)+(B)		14,26,28,219	85.89	14,26,28,219	85.89
(C)	Shares held by Custodians and against which ADRs have been issued		2,34,37,729	14.11	2,34,37,729	14.11
	GRAND TOTAL (A)+(B)+(C)		16,60,65,948	100.00	16,60,65,948	100.00

* Mr. G V Prasad and Mr. K Satish Reddy are the Trustees of APS Trust. Further, Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.

The Promoters and Promoters Group (as defined in the Scheme) cumulatively will continue to hold the same number of shares in DRL, pre and post the amalgamation.

16	DR. REDDY’S LABORATORIES LIMITED

19.2	The pre and post amalgamation and arrangement shareholding pattern of the Amalgamating Company is as follows:

Particulars as on March 31, 2019		Pre-amalgamation and arrangement
Description	Name of Shareholder	No. of shares	%
Shareholding of Promoter and Promoter Group
Individuals/Hindu	Mrs. G. Anuradha	150	0.02
Undivided Family	Mrs. K. Deepti Reddy	100	0.01
	Mrs. K. Samrajyam	100	0.01
	Mr. K Satish Reddy	50	0.01
	Mrs. G V Sanjana Reddy	100	0.01
	Ms. G. Mallika Reddy	100	0.01
	G V Prasad HUF	27,736	3.45
	K Satish Reddy HUF	1,07,476	13.37
Any other	APS Trust*	6,68,268	83.11
TOTAL		8,04,080	100.00

* Mr. G V Prasad and Mr. K Satish Reddy are the Trustees of APS Trust. Further, Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.

Post the Scheme becoming effective, Dr. Reddy’s Holdings Limited shall amalgamate with Dr. Reddy’s Laboratories Limited and hence, post shareholding pattern of Dr. Reddy’s Holdings Limited is not applicable.

20.	EXTENT OF SHAREHOLDING OF DIRECTORS AND KEY MANAGERIAL PERSONNEL (‘KMP’):

20.1

The Directors, KMP and their relatives of the Amalgamating and Applicant/Amalgamated Company may be affected only to the extent of their shareholding in the Amalgamating and/or Applicant/Amalgamated Company, or to the extent that the said Directors or KMP are the partners, directors, members of the companies, firms, association of persons, bodies corporates and/or beneficiary of Trust that hold shares in the Amalgamating and/or Applicant/Amalgamated Company, if any. Save as aforesaid, none of the Directors/KMP or their relatives of the Amalgamating and/or Applicant/Amalgamated Company have any material interest in the Scheme.

20.2

The details of the present Directors and KMP of the Applicant/Amalgamated Company and their respective shareholdings in the Applicant/Amalgamated Company and Amalgamating Company as on the date of this notice are as follows:

Name of Director/KMP	Designation	Equity Shares of INR 5/- each in the Applicant/ Amalgamated Company	Equity Shares of INR 100/- each in the Amalgamating Company
Mr. K Satish Reddy	Chairman and Whole Time Director	8,98,432	50
Mr. G V Prasad	Co-Chairman and Managing Director	11,17,940	-
Mr. Bharat N Doshi	Independent Director	1,000	-
Dr. Bruce L A Carter (ADRs)	Independent Director	7,800	-
Mrs. Kalpana Morparia	Independent Director	10,800	-
Mr. Prasad R Menon	Independent Director	-	-
Mr. Sridar Iyengar	Independent Director	-	-
Mr. Leo Puri	Independent Director	-	-
Mrs. Shikha Sanjaya Sharma	Independent Director	-	-

Notice of Unsecured Creditors Meeting	17

Name of Director/KMP	Designation	Equity Shares of INR 5/- each in the Applicant/ Amalgamated Company	Equity Shares of INR 100/- each in the Amalgamating Company
Mr. Allan Grant Oberman	Independent Director	-	-
Mr. Erez Israeli	Chief Executive Officer	-	-
Mr. Saumen Chakraborty	Chief Financial Officer	45,125	-
Mr. Sandeep Poddar	Company Secretary	2,800	-

20.3

The details of the present Directors and KMP of the Amalgamating Company and their respective shareholdings in the Amalgamating Company and Applicant/Amalgamated Company as on the date of this notice are as follows:

Name of Director/KMP	Designation	Equity Shares of INR 100/- each in the Amalgamating Company	Equity Shares of INR 5/- each in the Applicant/ Amalgamated Company
Mr. G V Prasad	Director	-	11,17,940
Mr. K Satish Reddy	Director	50	8,98,432
Mrs. G. Anuradha	Director	150	1,496
Mrs. K. Deepti Reddy	Director	100	-
Mrs. Shikha Sabharwal	Company Secretary	-	-

21.	GENERAL

21.1

The Applicant/Amalgamated Company and the Amalgamating Company have made a joint application before the Hon’ble National Company Law Tribunal, Hyderabad Bench at Hyderabad for the sanction of the Scheme under Section 230-232 read with Section 66 and other applicable provisions of the Companies Act, 2013 and other relevant rules thereunder.

21.2

The Applicant/Amalgamated Company does not have any Secured Creditors as on August 31, 2019. Further, the amount due by the Applicant/Amalgamated Company to its Unsecured Creditors as on August 31, 2019 is INR 22,70,42,40,306.

21.3	The Amalgamating Company does not have any Secured and Unsecured Creditors as on September 30, 2019.

21.4

The Unsecured Creditors of the Applicant/Amalgamated Company whose names are appearing in the records of the Applicant/Amalgamated Company and to whom the Company owes a debt of more than INR 5,00,000 (Rupees Five Lakhs) as on Saturday, August 31 2019, shall be eligible to attend and vote at the meeting, either in person or by proxies convened as per the directions of the Tribunal.

21.5

The rights and interests of Unsecured Creditors of Applicant/Amalgamated Company will not be affected by the Scheme as no sacrifice or waiver is, at all called from them nor their rights sought to be modified in any manner and post the Scheme, the Applicant/Amalgamated Company will be able to meet its liabilities as they arise in the ordinary course of business.

21.6

The latest audited financial statements for the year ended March 31, 2019 and unaudited financial results for the period ended September 30, 2019 of the Applicant/Amalgamated Company indicates that it is in a solvent position and would be able to meet liabilities as they arise in the course of business. There is no likelihood that any Unsecured Creditors of the Applicant/Amalgamated Company would lose or be prejudiced as a result of this Scheme being passed since no sacrifice or waiver is at all called for from them nor are their rights sought to be adversely modified in any manner. Hence, the amalgamation and arrangement will not cast any additional burden on the shareholders or creditors of the Applicant/ Amalgamated Company, nor will it adversely affect the interest of any of the shareholders or creditors.

21.7	There are no winding up proceedings pending against the Applicant/Amalgamated Company as of date;

21.8

No investigation or proceedings are pending or are likely to be pending under the provisions of Chapter XIV of the Companies Act, 2013 or under the provisions of the Companies Act, 1956 in respect of the Applicant/Amalgamated Company.

18	DR. REDDY’S LABORATORIES LIMITED

21.9	A copy of the proposed Scheme has been filed by the respective Companies before the concerned Registrar of Companies.

21.10

The Applicant/Amalgamated Company and the Amalgamating Company are required to seek approvals/sanctions/no-objections from certain regulatory and governmental authorities for the Scheme such as the Registrar of Companies, Regional Director and Income-tax authorities. These approvals/sanctions/no-objections will be obtained by the Applicant/Amalgamated Company and the Amalgamating Company at the relevant time.

21.11	In the event that the Scheme is withdrawn in accordance with its terms, the Scheme shall stand revoked, cancelled and be of no effect and null and void.

21.12	Names and addresses of the Directors and Promoters of the Applicant/Amalgamated Company as on the date of this notice are as under:

Sr. No.	Name of Director	Address	DIN
1.	Mr. G V Prasad	H.No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034	00057433
2.	Mr. K Satish Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034	00129701
3.	Mr. Bharat N Doshi	Flat No. 8, St. Helens Court Peddar Road, Opposite Jaslok Hospital, Cumballa Hill, Mumbai - 400026	00012541
4.	Dr. Bruce L A Carter	3915, NE Surber, DR Seattle - 98105 US	02331774
5.	Ms. Kalpana Morparia	A52 Ahuja Tower CHS, Rajabhau Desai Marg, Prabhadevi, Mumbai - 400025	00046081
6.	Mr. Prasad R Menon	264/A, Road No. 12 M.L.A, Colony, Banjara Hills, Hyderabad - 500034	00005078
7.	Mr. Sridar Iyengar	85, Fair Oaks Lane, Atherton - 94027 US	00278512
8.	Mr. Leo Puri	Condominium, 37 D-L, Jagamohandas Marg, Napean Sea Road, Mumbai - 400037	01764813
9.	Ms. Shikha Sanjaya Sharma	4402, The Imperial Tower, South Tower, Tardeo, Mumbai - 400034	00043265
10.	Mr. Allan Grant Oberman	7071, Bayview Avenue, Suite Pl12, Thornhill Ontario, L3T7Y8 CA	08393837

Sr. No.	Name of Promoter	Address
1.	Mr. G V Prasad*	H.No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
2.	Mr. K Satish Reddy*	H.No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
3.	Mrs. G Anuradha*	H.No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
4.	Mrs. K Samrajyam*	H.No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
5.	Dr. Reddy’s Holdings Limited*	7-1-27, Ameerpet, Hyderabad - 500016
6.	G V Prasad HUF	H.No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
7.	K Satish Reddy HUF	7-1-27, Ameerpet, Hyderabad - 500016
8.	Mrs. K. Deepti Reddy	H.No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
9.	Mrs. G.V. Sanjana Reddy	H.No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
10.	Ms. G. Mallika Reddy	H.No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034

Notice of Unsecured Creditors Meeting	19

Sr. No.	Name of Promoter	Address
11.	APS Trust	H.No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
12.	VSD Holdings & Advisory LLP	7-1-27, Ameerpet, Hyderabad - 500016
13.	Mr. G Sharathchandra Reddy	H.No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
14.	Ms. K Shravya Reddy	H.No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
15.	Mr. K Vishal Reddy	H.No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034

*Holding shares in Dr. Reddy’s Laboratories Limited

21.13	Names and addresses of the Directors and Promoters of the Amalgamating Company as on the date of this notice are as under:

Sr. No.	Name of Director	Address	DIN
1.	Mr. G V Prasad	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8,	00057433
		Banjara Hills, Hyderabad - 500034
2.	Mr. K Satish Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills,	00129701
		Hyderabad - 500034
3.	Mrs. G Anuradha	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8,	00337663
		Banjara Hills, Hyderabad - 500034
4.	Mrs. K. Deepti Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills,	01259238
		Hyderabad - 500034

Sr. No.	Name of Promoter	Address
1.	Mr. G V Prasad	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
2.	Mr. K Satish Reddy*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
3.	Mrs. G Anuradha*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
4.	Mrs. K Samrajyam*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
5.	G V Prasad HUF*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
6.	K Satish Reddy HUF*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
7.	Mrs. K. Deepti Reddy*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
8.	Mrs. G.V. Sanjana Reddy*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
9.	Ms. G. Mallika Reddy*	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
10.	APS Trust*	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
11.	VSD Holdings & Advisory LLP	7-1-27, Ameerpet, Hyderabad - 500016
12.	Mr. G Sharathchandra Reddy	H. No. 8-2-579/A/1/2, Plot No 32, Road No 8, Banjara Hills, Hyderabad - 500034
13.	Ms. K Shravya Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034
14.	Mr. K Vishal Reddy	H. No. 8-2-576/1, Road No 7, Banjara Hills, Hyderabad - 500034

*Holding shares in Dr. Reddy’s Holdings Limited

20	DR. REDDY’S LABORATORIES LIMITED

21.14

Details of Directors of the Applicant/Amalgamated Company who voted in favour/against/did not participate on resolution passed at the meeting of the Board of Directors of the Applicant/Amalgamated Company held on July 29, 2019 are given below:

Sr. No.	Name of Director	Votes for the Resolution	Votes Against the Resolution	Did not Vote or Participate
1.	Mr. G V Prasad	-	-	✓
2.	Mr. K Satish Reddy	-	-	✓
3.	Mr. Bharat N Doshi	✓	-	-
4.	Dr. Bruce L A Carter	✓	-	-
5.	Ms. Kalpana Morparia	✓	-	-
6.	Mr. Prasad R Menon	✓	-	-
7.	Mr. Sridar Iyengar	✓	-	-
8.	Mr. Leo Puri	✓	-	-
9.	Ms. Shikha Sanjaya Sharma	✓	-	-
10.	Mr. Allan Grant Oberman	✓	-	-
11.	Dr. Omkar Goswami*	✓	-	-

(*) Term as an Independent director ended with effect from July 30, 2019

21.15

Details of Directors of the Amalgamating Company who voted in favour/against/did not participate on resolution passed at the meeting of the Board of Directors of the Amalgamating Company are given below:

Sr. No.	Name of Director	Votes for the Resolution	Votes Against the Resolution	Did not Vote or Participate
1.	Mr. G V Prasad	✓	-	-
2.	Mr. K Satish Reddy	✓	-	-
3.	Mrs. G Anuradha	✓	-	-
4.	Mrs. K. Deepti Reddy	✓	-	-

21.16

For the purpose of the amalgamation and arrangement of the Amalgamating Company with the Applicant/ Amalgamated Company, a Share Exchange Report dated July 29, 2019 has been obtained from N. S. Kumar & Co., Chartered Accountants, describing the methodology adopted by them in arriving at the share exchange ratio. Keynote Financial Services Limited, a Category I Merchant Banker after having reviewed the Share Exchange Report of N. S. Kumar & Co Chartered Accountants and Registered Valuers and on consideration of all the relevant factors and circumstances, opined that in their view the independent valuer’s proposed share exchange ratio is fair.

21.17

In compliance with the provisions of Section 232(2)(c) of the Act, the Board of Directors of Amalgamating Company and the Applicant/Amalgamated Company in their separate meetings held on July 29, 2019 respectively, have adopted a report, inter alia, explaining effect of the Scheme on each class of shareholders, KMP, promoters and non-promoter shareholders among others. The Amalgamating Company and the Applicant/Amalgamated Company does not have any depositors, deposit trustee and debenture trustee. There will be no adverse effect on account of the Scheme as far as the employees and creditors of the Amalgamating Company and the Applicant/Amalgamated Company are concerned.

21.18

The following documents will be open for inspection by the Unsecured Creditors of the Applicant/Amalgamated Company at its registered office at 8-2-337, Road No. 3, Banjara Hills, Hyderabad- 500034, Telangana, India during working hours on all working days (except Saturdays, Sundays and public holidays) up to the date of the meeting :

(i)

Copy of the Order passed by NCLT in Company Scheme Application No. CA (CAA) No. 231/ 230/ HDB/2019 dated 22nd day of November, 2019 directing the Applicant/Amalgamated Company to, inter alia, convene the meeting of its Equity Shareholders and Unsecured Creditors;

(ii)	Copy of Company Scheme Application No. CA (CAA) No. 231/230/HDB/2019 along with annexures filed by the Applicant/Amalgamated Company before NCLT;

(iii)	Copy of the Scheme;

(iv)	Copy of Audit Committee Report dated July 29, 2019 of Applicant/Amalgamated Company;

Notice of Unsecured Creditors Meeting	21

(v)	Copy of the Report dated July 29, 2019 adopted by the Board of Directors of the Applicant/Amalgamated Company and Amalgamating Company, pursuant to the provisions of section 232(2)(c) of the Act;

(vi)	Copy of the resolutions dated July 29, 2019 passed by the Board of Directors of Applicant/Amalgamated Company and Amalgamating Company approving the Scheme;

(vii)	Copy of the Share Exchange Report dated July 29, 2019 issued by N. S. Kumar & Co., Chartered Accountants, describing the methodology adopted by them in arriving at the share exchange ratio;

(viii)	Copy of the Fairness Opinion dated July 29, 2019 issued by Keynote Financial Services Limited;

(ix)

Copy of the Statutory Auditors’ certificate dated July 29, 2019 issued by S.R. Batliboi & Associates LLP., Chartered Accountants to Applicant/Amalgamated Company, confirming the compliance of the accounting treatment as specified by Central Government in Section 133 of the Companies Act, 2013;

(x)

Copy of abridged prospectus providing information pertaining to the unlisted entity i.e. Amalgamating Company, involved in the scheme as per the format specified in Part E of Schedule VI of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 along with a copy of certificate from the Merchant Banker confirming the adequacy and accuracy of the information contained in above document on unlisted company in terms of Para 3(a) of Part I(A) of the SEBI circular dated March 10, 2017;

(xi)	Copy of Complaints Report dated September 5, 2019 of the Applicant/Amalgamated Company filed with the BSE in terms of Para 6(a) of Part I(A) of the SEBI circular dated March 10, 2017;

(xii)	Copy of Complaints Report dated September 21, 2019 of the Applicant/Amalgamated Company filed with the NSE in terms of Para 6(a) of Part I(A) of the SEBI circular dated March 10, 2017;

(xiii)	Copy of the Observation letter dated October 11, 2019 issued by the BSE to Applicant/Amalgamated Company;

(xiv)	Copy of the Observation letter dated October 11, 2019 issued by the NSE to Applicant/Amalgamated Company;

(xv)

Copy of Form No. GNL-1 filed by the Applicant/Amalgamated Company with the concerned Registrar of Companies along with challan evidencing filing of the Scheme with the concerned Registrar of Companies;

(xvi)	List of Equity Shareholders of the Applicant/Amalgamated Company as on Friday, November 15, 2019;

(xvii)	Copy of the Memorandum and Articles of Association of the Applicant/Amalgamated Company and Amalgamating Company;

(xviii)	Copy of the annual reports of Applicant/Amalgamated Company and Amalgamating Company for the financial years ended March 31, 2017, March 31, 2018 and March 31, 2019;

(xix)	Copy of the Audited Financial Statements of Applicant/Amalgamated Company and Amalgamating Company, for the year ended on March 31, 2019;

(xx)	Copy of unaudited financial results of the Applicant/Amalgamated Company for the period ended September 30, 2019;

(xxi)	Copy of unaudited financial statements of the Amalgamating Company for the period ended September 30, 2019; and

(xxii)	Copy of the Register of Directors and KMP and shareholding maintained under Section 170 of the Companies Act, 2013, of Applicant/Amalgamated Company.

21.19

This statement may be treated as an Explanatory Statement under Sections 230(3), 232(1), 232(2) and 102 and any other applicable provisions of the Companies Act, 2013 read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016.

Sd/-

D. Narendar Naik

Chairperson appointed for the meeting

Dated this 26th day of November, 2019.

Registered office:

8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034.

22	DR. REDDY’S LABORATORIES LIMITED